UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MICHAEL KORS HOLDINGS LIMITED
(Name of Issuer)

Ordinary Shares, No Par Value
(Title of Class of Securities)

G60754 10 1
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 1 of 5 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael Kors
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,477,026 (includes (i) 95,000 ordinary shares held by the Kors LePere Foundation, (ii) 166,667 restricted shares and (iii) 96,900 vested options to purchase ordinary shares)
	6	SHARED VOTING POWER 326,709 (consists of 16,667 restricted shares and 310,042 vested options to purchase ordinary shares that are held by Mr. Kors’ spouse)
	7	SOLE DISPOSITIVE POWER 7,477,026 (includes (i) 95,000 ordinary shares held by the Kors LePere Foundation, (ii) 166,667 restricted shares and (iii) 96,900 vested options to purchase ordinary shares)
	8	SHARED DISPOSITIVE POWER 326,709 (consists of 16,667 restricted shares and 310,042 vested options to purchase ordinary shares that are held by Mr. Kors’ spouse)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,803,735
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.89%
12	TYPE OF REPORTING PERSON IN

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 2 of 5 Pages

ITEM 1.	(a)	Name of Issuer: Michael Kors Holdings Limited (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices: c/o Michael Kors Limited Unit 1902, 19/F, Tower 6 The Gateway, Harbour City Tsim Sha Tsui, Kowloon, Hong Kong

ITEM 2.	(a)	Name of Person Filing: Michael Kors

	(b)	Address of Principal Business Office or, if None, Residence: c/o Michael Kors (USA), Inc. 11 West 42nd Street, 21st Floor New York, New York 10036

	(c)	Citizenship: United States

	(d)	Title of Class of Securities: Ordinary shares, no par value

	(e)	CUSIP Number: G60754 10 1

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 3 of 5 Pages

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 7,803,735
	(b)	Percent of class: 3.89%
	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 7,477,026
		(ii)	Shared power to vote or to direct the vote: 326,709
		(iii)	Sole power to dispose or to direct the disposition of: 7,477,026
		(iv)	Shared power to dispose or to direct the disposition of: 326,709

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Pursuant to a Voting and Lock-up Agreement, dated July 11, 2011 (the “Voting Agreement”), Sportswear Holdings Limited, Michael Kors and John D. Idol, together with the other shareholders of the Company as of such date (the “Existing Shareholders”), agreed to vote all of their respective ordinary shares (and any other voting securities of the Company over which each such Existing Shareholder has voting control) as a block in accordance with the vote of the majority of the ordinary shares held by the Existing Shareholders on all matters (the “Voting Provisions”).  As a result of the Company’s secondary offering in March 2012, the Existing Shareholders ceased to own, in the aggregate, at least 50% of the Company’s outstanding ordinary shares, and accordingly, in accordance with the terms of the Voting Agreement, the Voting Provisions terminated.  As a result, Mr. Kors ceased to be a member of a “group” that, as of December 31, 2012, beneficially owned more than 5% of the Company’s ordinary shares issued and outstanding for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”).   This Amendment No. 1 to Schedule 13G constitutes Mr. Kors’ exit filing. See Item 9.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 4 of 5 Pages

the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
See Item 5 and Item 9.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

The Voting Provisions in the Voting Agreement that caused Mr. Kors to be deemed to be in a “group” with Sportswear Holdings Limited, John D. Idol and the Existing Shareholders terminated on March 28, 2012.  Mr. Kors is no longer deemed to be part of a “group” that, as of December 31, 2012, beneficially owned more than 5% of the Company’s ordinary shares issued and outstanding for purposes of Section 13(d)(3) of the Exchange Act.  A copy of the Voting Agreement is filed as Exhibit 10.3 to the Registration Statement on Form F-1 (Registration No. 333-178282) filed by the Company with the Securities and Exchange Commission on December 2, 2011.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2013

/s/ Michael Kors
Michael Kors